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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Diedrich Coffee, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

253675

(CUSIP Number)

John F. Milani
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, California 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Westcliff Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,187,960
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,187,960

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,960

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13. Percent of Class Represented by Amount in Row (11) 22.1%

14. Type of Reporting Person (See Instructions)

IA

00

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard S. Spencer III

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,187,960
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,187,960

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,960

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13. Percent of Class Represented by Amount in Row (11) 22.1%

14. Type of Reporting Person (See Instructions)

HC

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Westcliff Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) x

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 315481
8. Shared Voting Power -0-
9. Sole Dispositive Power 315,481
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 315,481

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13. Percent of Class Represented by Amount in Row (11) 6.0%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Diedrich Coffee, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 2144 Michelson Drive, Irvine, California 92612.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Westcliff Capital Management, LLC ("Westcliff LLC"), Richard S. Spencer III and Westcliff Master Fund, L.P. ("Westcliff Master" and collectively, the "Filers"). The beneficial ownership of the Stock by Westcliff Partners, L.P. ("Westcliff Partners"), an investment limited partnership of which Westcliff LLC is the general partner and investment adviser, no longer exceeds 5% of the outstanding Stock. As a result, Westcliff Partners is no longer a Filer and will no longer file reports under Section 13 of the Securities Exchange Act of 1934 unless otherwise required by law to do so. Westcliff Master is filing jointly, and Westcliff Partners filed jointly, with the other Filers but not as a member of a group, and each disclaims membership in a group.

(b) The business address of the Filers (other than Westcliff Master) is:

200 Seventh Avenue, Suite 105, Santa Cruz, California 95602

The business address of Westcliff Master is:

c/o Q&H Corporate Services, Ltd., Harbour Chambers, Third Floor, Harbour Center, P.O. Box 1348, George Town, Grand Cayman, Cayman Islands.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Westcliff LLC is investment adviser for investment funds and other client accounts (including Westcliff Master) and the general partner of investment funds. Mr. Spencer is the manager of Westcliff LLC. Westcliff Master is an investment limited partnership.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For citizenship of the Filers, see Item 6 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Westcliff LLC(1)	AF(1)	$2,895,061(2)
Richard S. Spencer III	AF(1)	$2,895,061(2)
Westcliff Master	WC	$ 656,379 (3)

(1)Purchases were made (or, in the case of Warrants, will be made) by investment funds for which Westcliff LLC is the general partner, investment adviser or both (and are included in the amounts for Westcliff LLC, Mr. Spencer and Westcliff Master).

(2)Does not include the cost that will be incurred if all warrants are exercised for common stock. Warrants have been issued for 208,331 shares of common stock at an exercise price of $4.80 per share (and such warrants are included in the amounts for Westcliff LLC, Mr. Spencer and Westcliff Master).

(3)Does not include the cost that will be incurred if all warrants are exercised for common stock. Warrants have been issued to Westcliff Master for 96,716 shares of common stock at an exercise price of $4.80 per share.

Item 4. Purpose of Transaction

None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of advisory clients of Westcliff LLC for the purpose of investment. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Westcliff LLC may decide to purchase at any time or times on behalf of its advisory clients (including Westcliff Master) additional shares of Stock or other securities of the Issuer. Westcliff LLC may at any time or times cause its advisory clients (including Westcliff Master) to dispose of any or all securities of the Issuer in any lawful manner. Advisory clients of Westcliff LLC (including Westcliff Master) reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or Westcliff LLC consider to be in the interests of such clients.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in transactions effected through a broker unaffiliated with Westcliff and Mr. Spencer on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Westcliff LLC / Richard S. Spencer III ("WLLC/RSS")(1)	Sale	04/29/02	418,470	$3.00
WLLC/RSS(1)	Purchase	04/29/02	418,470	$3.00
Westcliff Master(2)	Sale	04/29/02	174,910	$3.00

(1)Represents the sale of shares by investment funds of which Westcliff LLC is the investment adviser, and in some cases, the general partner, including Westcliff Master, and the purchase of an equal number of shares by Westcliff investment advisory clients. Such purchases and sales were effected through a broker unaffiliated with Westcliff or Mr. Spencer.

(2)The number of shares sold by Westcliff Master also is included in the number of shares sold by Westcliff LLC.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Westcliff LLC is the general partner of certain investment limited partnerships pursuant to agreements of limited partnership providing to Westcliff LLC the authority, among other things, to invest the assets of such investment limited partnerships in the Stock, to vote and dispose of Stock and to file this statement on behalf of such investment limited partnerships. Pursuant to such agreements, Westcliff LLC is entitled to allocations based on assets under management and realized and unrealized gains.

Westcliff LLC is the investment adviser to Westcliff Master and other client accounts pursuant to investment management agreements providing Westcliff LLC the authority, among other things, to invest the assets of Westcliff Master and such other client accounts in the Stock, to vote and dispose of Stock and to file this statement on behalf of Westcliff Master and such other client accounts.

Each Filer disclaims beneficial ownership of the Stock for purposes of Rule 16a-1(2) under the Securities Exchange Act of 1934, except to the extent of its pecuniary interest in the Stock.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May ___, 2002

WESTCLIFF CAPITAL MANAGEMENT, LLC By: _________________________________ Richard S. Spencer III Manager	________________________________________ Richard S. Spencer III
WESTCLIFF MASTER FUND, L.P. By: Westcliff Capital Management, LLC Its: Investment Adviser and Attorney-In-Fact By: ________________________________ Richard S. Spencer III Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Westcliff Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: May ___, 2002

WESTCLIFF CAPITAL MANAGEMENT, LLC By: _________________________________ Richard S. Spencer III Manager	________________________________________ Richard S. Spencer III
WESTCLIFF MASTER FUND, L.P. By: Westcliff Capital Management, LLC Its: Investment Adviser and Attorney-In-Fact By: ________________________________ Richard S. Spencer III Manager